Correspondence

VIA EDGAR

May 24, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Liz Packebusch and Daniel Morris

Re:	China Natural Resources Inc. Registration Statement on Form F-1 Filed March 18, 2024 File No. 333-278037

Ladies and Gentlemen,

On behalf of China Natural Resources Inc. (the “Company”), we are submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated April 8, 2024 (the “Comment Letter”), pertaining to the Company’s above-referenced Registration Statement on Form F-1 (the “Form F-1”). In connection with such responses, the Company is concurrently filing Amendment No. 1 to the Form F-1 (the “Amendment”).

Set forth below are the Company’s responses to the Staff’s comments. The responses set forth below are based upon information provided by the Company, which we have not independently verified. For the convenience of the Staff, the responses contained herein utilize the numbering of the comments and the headings used in the Comment Letter, and the text of the Staff’s comments is reproduced in italics below. Capitalized terms used but not defined herein have the meanings set forth in the Form F-1.

Registration Statement on Form F-1 filed March 18, 2024

General

1.	We note Section 1.2 of counsel's PRC Legal Opinion at Exhibit 99.2 states, “We are of the opinion that solely for the purpose of this Warrants Shares Resale Registration, the Company is not required to perform the filing procedures with the CSRC prior to the exercise of the warrants.” We further note disclosure on your prospectus cover page stating that the Company shall make filings on the offering with the CSRC within three working days after the offering is completed, and risk factor disclosure at page 24 stating that, based on the Trial Measures of Overseas Listing, if the Company issues new securities in the future, you need to fulfill the CSRC filing procedures. Please revise to clarify, with respect to this offering, whether, and if so, when, you are required to make a filing with the CSRC under the Trial Measures.

In response to the Staff’s comment, the Company respectfully submits that, according to the opinion of the Company’s PRC legal counsel, solely for purpose of registration of up to 1,190,297 Common Shares issuable from the exercise of the Warrants for resale as described in this prospectus (the "Warrant Shares Resale Registration"), it is not required to complete the CSRC filing procedures and obtain the CSRC approval under the Trial Measures, because the Warrant Shares Resale Registration does not involve issuance of new securities of the Company in addition to those previously included in our filing with the CSRC on February 26, 2024 for the issuance of the Warrants in connection with the February 2024 Registered Offering. It may be required to report to, or file with, the CSRC when, and if, the Common Shares underlying the Warrants are issued upon exercise of the Warrants by holders of the Warrants in the future, and the Company undertakes that it will correspond with the CSRC in advance of such occasions about the applicable reporting or filing procedures and requirements and will then follow these procedures and requirements as instructed by the CSRC. Accordingly, the Company has revised the disclosure on the prospectus cover page and page 23 of the Amendment.

2.	In comparing your China-based companies disclosure against your most recent Form F-3 (File No. 333-268454) we note certain changes to your disclosure appearing on the cover page, in your Prospectus Summary and Risk Factor sections relating to legal and operational risks associated with operating in the PRC. It is unclear to us that there have been changes in the regulatory environment in the PRC since that Form F-3 went effective on February 10, 2023, warranting revised disclosure to mitigate the challenges you face and related disclosures. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” We do not believe, for instance, that disclosure referencing the PRC government’s "significant authority" conveys the same risk. We note further that the Division's Sample Letters to China-Based Companies also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. Please restore your disclosures in these areas to the disclosures as they existed in the Form F-3 effective as of February 10, 2023.

The Company acknowledges the Staff’s comment and has revised the disclosure on the prospectus cover page and pages 3 and 18 of the Amendment accordingly.

3.	Please update your financial statements and corresponding financial information throughout the filing to comply with Item 8.A.4 of Form 20-F pursuant to the requirements outlined within Item 4 of Form F-1.

The Company respectfully advises the Staff that it has amended the disclosure to comply with Item 8.A.4 of Form 20-F pursuant to the requirements outlined within Item 4 of Form F-1 in the Amendment.

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Please contact the undersigned at +8610-5680-3969 or via email at rchang@gunder.com if you have any questions with respect to the foregoing.

Very truly yours,

/s/ Richard J. Chang

Richard J. Chang, Esq.

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

cc: Youyi ZHU, Chief Financial Officer, China Natural Resources Inc.